SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]   Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002.

OR

[   ]   Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number 0-16163

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Acxiom Corporation
        Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        Acxiom Corporation
        1 Information Way
        Little Rock, AR 72202

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Table of Contents

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Independent Auditors' Report

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Acxiom Corporation Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Acxiom Corporation Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas
May 16, 2003

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments, at fair value:			
Acxiom Corporation common stock (note 10)	$	58,768,334	68,661,909
Other common stock		94,518	133,802
Mutual funds		82,029,999	90,627,544
Common collective trust fund		15,185,250	14,513,103
Participant notes receivable		4,098,114	4,294,669
Total investments		160,176,215	178,231,027
Cash		39,002	2,339
Escrow receivable (note 7)		—	102,060
Net assets available for benefits	$	160,215,217	178,335,426

See accompanying notes to financial statements.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions to net assets attributed to:		
Investment income:		
Dividends	$	2,293,652
Interest		360,258
		2,653,910
Contributions:		
Participants		13,487,894
Employer, net of $462,197 of forfeitures		4,469,668
Plan merger		517,245
		18,474,807
Total additions		21,128,717
Deductions from net assets attributed to:		
Net depreciation in fair value of investments (note 3)		22,939,923
Corrective distributions		11,241
Plan expenses		37,398
Distribution of benefits		16,260,364
Total deductions		39,248,926
Net decrease in net assets available for benefits		(18,120,209)
Net assets available for benefits, beginning of year		178,335,426
Net assets available for benefits, end of year	$	160,215,217

See accompanying notes to financial statements.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(1) Plan Description

The following description of the Acxiom Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement (the Agreement) for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering substantially all employees of Acxiom Corporation and its domestic subsidiaries (Acxiom, the Company, or the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b) Contributions

The Plan includes a 401(k) provision whereby each non-highly compensated participant may defer up to 30% of annual compensation (22% prior to May 1, 2001), not to exceed limits determined under Section 415(c) of the Internal Revenue Code (IRC). Deferrals for highly compensated participants are limited to meet nondiscrimination requirements of the IRC and are currently limited to 6% of annual compensation.

The Plan requires the Company to make a matching contribution equal to 50% of the amount of each participant's deferred compensation up to 6% of total compensation as defined (maximum matching contribution is 3% of total compensation). The Plan also allows the Company to make a discretionary contribution as determined by the board of directors of Acxiom.

Participant contributions to the Plan are invested as directed by participants into various investment options. The Company's matching contributions are made with Acxiom common stock, and are recorded based on the fair value of the common stock at the date contributed. During the years ended December 31, 2002 and 2001, the Company contributed 285,097 and 338,789 shares, respectively, of Acxiom common stock.

Certain fees for attorneys, accountants, and plan administration have been paid by the Company during the year ended December 31, 2002. The Company may continue to pay these fees in the future, if it so chooses; otherwise, fees will be paid out of the trust of the Plan. For the year ended December 31, 2002, $20,532 in fees was paid out of the Plan's forfeiture account in addition to fees paid by the Company.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and discretionary contributions, if any, and is adjusted for investment income/losses. Allocations of income/losses are made according to formulas specified in the Agreement based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)   Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the date of the loan plus 2% (6.25% and 6.75% at December 31, 2002 and 2001, respectively). The interest rates on outstanding participant loans at December 31, 2002 range from 6.25% to 11.5%.

(e)   Vesting

Participants are immediately vested in their voluntary contributions and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in 20% increments beginning after two years of service until participants become fully vested after six years of service. If applicable, nonvested portions of company contributions are forfeited as of an employee's termination date and are used to reduce future company matching contributions or to pay Plan expenses.

At December 31, 2002 and 2001, forfeited nonvested accounts totaled $27,464 and $197,536, respectively. These accounts will be used to reduce future employer contributions. During 2002, $322,260 of participants' accounts were forfeited and employer contributions were reduced by $462,197 from forfeited nonvested accounts. During 2002, the forfeiture account balance was also reduced by $20,532 in plan fees and a loss of $9,603 on the fair market value of the investments held in the account.

(f)   Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of 18 mutual funds and one common collective trust fund currently offered by T. Rowe Price Investment Services, Inc. (T. Rowe Price) (see note 4). In addition, beginning in 2001, participants have the option to open a self-directed brokerage account with T. Rowe Price in order to invest in numerous other stocks, bonds, and mutual funds. Effective, May 1, 2001, the Plan was amended to make Acxiom common stock an investment option for employee contributions. For the years ended December 31, 2002 and 2001, employee contributions to the Acxiom common stock fund were approximately $0 and $53,000, respectively.

The Plan's investment in the T. Rowe Price Stable Value Fund, a common trust fund, holds substantial investments in Guaranteed Investment Contracts, Bank Investment Contracts, and Synthetic Investment Contracts. The value of the fund reflects the value of the underlying contracts, which consist of changes in principal value, reinvested dividends and capital gains distributions, and approximate fair market value. The stated interest rates of the contracts vary and the average yield for the year ended December 31, 2002 was 5.16% after expenses.

(g) Withdrawals and Payment of Benefits

Benefits paid upon retirement, death, or disability are made in the form of a lump-sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death, or disability, the benefits paid from the participant's employer contribution account shall not exceed the participant's vested balance therein.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, based upon quoted market prices, except for participant notes receivable, which are stated at unpaid principal balance, which approximates fair value. Purchases and sales of securities and related income are recorded on a trade-date basis.

The Plan provides for investment in investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, changes can materially affect the amounts reported in the statements of net assets available for benefits.

(d) Payment of Benefits

Benefits are recorded when paid.

(Continued)

(3) Investments

The fair value of the individual investments held by the Plan is as follows (investments that represent 5% or more of the Plan's net assets are separately identified):

	2002		2001	
	Number of shares or units	Fair value	Number of shares or units	Fair value
Acxiom common stock	3,821,088	$ 58,768,334*	3,930,275	$ 68,661,909*
Other common stock		94,518		133,802
Mutual funds:				
** T. Rowe Price Equity Income Fund	744,019	14,724,145	655,292	15,497,655
** T. Rowe Price Balanced Fund	898,489	13,935,565	902,127	15,778,205
** T. Rowe Price Growth Stock Fund	717,317	13,327,753	652,194	15,770,063
** T. Rowe Price Mid-Cap Growth Fund	315,679	9,798,677	295,690	11,650,174
** Other funds		30,243,859		31,931,447
Total mutual funds		82,029,999		90,627,544
Common collective trust fund:				
** T. Rowe Price Stable Value Fund	15,185,250	15,185,250	14,513,103	14,513,103
Participant notes receivable (6.25% - 11.5%)		4,098,114		4,294,669
Total investments		$ 160,176,215		$ 178,231,027

* The employer matching portion of this investment is nonparticipant directed for 2001 and the first half of 2002. See note 10.

** All T. Rowe Price Funds are a party in interest. Other Funds consist of various investments including T. Rowe Price Funds in the amount of $30,104,221 for 2002 and $31,638,192 for 2001.

During 2002, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Acxiom common stock *	$	(7,871,173)
Other common stock		(65,474)
Mutual funds		(15,003,276)
	$	(22,939,923)

(Continued)

(4)   Plan Administration

The Plan is administered by the Company. During 2002 and 2001, participant records and assets have been maintained by T. Rowe Price Trust Company as recordkeeper and trustee (see note 6).

(5)   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 27, 1996 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, and the Company has requested an updated determination letter. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(6)   Parties in Interest

All investment transactions were executed with T. Rowe Price Trust Company, the Plan's trustee and recordkeeper. Accordingly, all investment transactions during the respective years were with a party in interest.

(7)   Escrow Receivable

The purchase price of Computer Graphics of Arizona, Inc. (CGA), which was acquired by the Company in 1999, has been finalized. The contingent portion of the purchase price was being held in escrow. As of December 31, 2001, 5,842 shares of Acxiom common stock related to the Plan were in the escrow account. Upon satisfaction of purchase contingencies, these shares were released from escrow. These shares resulted in escrow receivable with a fair market value of $0 and $102,060 at December 31, 2002 and 2001, respectively.

(8)   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination, or partial termination of the Plan, participants will become 100% vested in their accounts, in which event the value of such accounts shall be distributed as provided in the Plan.

(9)   Reconciliation to Form 5500

As discussed in note 7, at December 31, 2002 and 2001, there was an escrow receivable in the amount of $0 and $102,060, respectively, related to the 1999 acquisition of CGA. At December 31, 2001, this amount is reflected in the statement of net assets available for benefits but is not reflected in the 2001 Form 5500.

Participant-directed brokerage accounts are reported in the aggregate on Form 5500 but are classified according to investment type in the statement of net assets available for benefits. As of December 31, 2002 and 2001, participant-directed brokerage accounts included $255,163 and $293,255 of mutual fund investments and $94,518 and $133,802 of common stock investments, respectively.

(Continued)

(10) Plan Amendments

Effective on and after June 1, 2002, plan participants may instruct the trustee to sell all or a portion of the Acxiom stock in their matching contribution account and to reinvest the proceeds in one or more of the other investment options available under the Plan. The matching contribution will continue to be made in Acxiom stock.

Effective as of the first day of the plan year beginning after December 31, 2001, the Plan was amended to comply with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description	Shares	Cost	Current value
* Acxiom Corporation	Common stock	3,821,088	$ 65,912,120	$ 58,768,334
Applied Micro	Other common stock		**	754
Atmel Corp	Other common stock		**	1,110
Cisco Systems Inc	Other common stock		**	3,927
Citrix Systems Inc	Other common stock		**	2,476
Coeur D Alene Mines	Other common stock		**	55
Concurrent Computer	Other common stock		**	8,526
Emc Corp (Mass) Com	Other common stock		**	1,228
Engage Inc Com	Other common stock		**	390
Ericsson L M Tel Cd	Other common stock		**	404
Extreme Networks Inc	Other common stock		**	981
Fair Isaac and Co	Other common stock		**	8,839
Flextronics Intl Ltd	Other common stock		**	1,638
General Electric Co	Other common stock		**	1,631
Global Crossing Ltd	Other common stock		**	7
Honeywell Intl Inc	Other common stock		**	1,752
J P Morgan Chase	Other common stock		**	1,296
Metromedia Fiber	Other common stock		**	3
Mim Corp Com	Other common stock		**	580
Nasdaq 100 shares	Other common stock		**	37,774
Newmont Mining	Other common stock		**	(233)
Nokia Corp	Other common stock		**	1,550
PNC Sierra Inc Com	Other common stock		**	2,220
Qlogic Corp	Other common stock		**	6,900
Riverstone Networks	Other common stock		**	1,060
SBC Communications	Other common stock		**	1,437
Schering-Plough Corp	Other common stock		**	4,440
Sun Microsystems	Other common stock		**	620
Syscandre Networks	Other common stock		**	1,445
Tycd Intl Ltd New	Other common stock		**	1,708
	Total other common stock			94,518
* T. Rowe Price	Mutual funds:			
	Franklin Small-Mid Cap Growth	925	**	93,419
	American Growth Fund of America	19,598	**	661,487
	Strong Common Stock Fund	5,552	**	483,293
	BGI Lifepath Income	26,761	**	117,684
	BGI Lifepath 2010	3,454	**	99,084
	BGI Lifepath 2020	3,511	**	100,567
	BGI Lifepath 2030	3,443	**	137,777
	BGI Lifepath 2040	2,198	**	37,089
	International Stock Fund	355,947	**	3,356,077
	Growth Stock Fund	652,194	**	13,327,753
	New Horizons Fund	250,317	**	4,316,078
	Small-Cap Value Fund	315,836	**	7,714,202
	Equity Index 500 Fund	95,464	**	2,736,753
	Mid-Cap Growth Fund	295,690	**	9,798,677
	Balanced Fund	902,127	**	13,935,565
	Equity Income Fund	655,292	**	14,724,145
	Spectrum Income Fund	597,062	**	6,163,239
	Spectrum Growth Fund	324,902	**	3,971,947
	Open-end mutual funds		**	17,234
	Open-end mutual funds		**	97,582
	Open-end mutual funds		**	709
Meridian Growth	Open-end mutual funds		**	61,243
Dodge & Cox Stock	Open-end mutual funds		**	45,367
U.S. Treasury Money	Open-end mutual funds		**	33,028
	Total mutual funds			82,029,999
* T. Rowe Price	Common collective trust fund	15,185,250	**	15,185,250
* Participant notes receivable, loans to participants, interest rates range from 6.25% – 11.5%			**	4,098,114
	Total investments			$ 160,176,215

* Indicates a party in interest.

** Not applicable – cost is excluded as investments are participant directed.

See accompanying independent auditors' report.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2002

(a) Identity of party involved	(b) Description of assets	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset	(i) Net gain
Acxiom	Company stock	$ 4,917,726	—	4,917,726	4,917,726	—
Acxiom	Company stock	—	(7,000,707)	(2,901,587)	(7,000,707)	4,099,120

See accompanying independent auditors' report.

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Acxiom Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Acxiom Corporation
As Sponsor and Administrator of the
Acxiom Corporation Retirement Savings Plan

Date: June 25, 2003

By: /s/ Jefferson D. Stalnaker
       Jefferson D. Stalnaker
       Company Financial Operations Leader

EXHIBIT INDEX

Exhibit 23.1   Consent of KPMG LLP

EXHIBIT 23.1

Independent Auditors' Consent

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:

We consent to incorporation by reference in registration statements Nos. 333-72009, 333-81211, 333-49740, 333-55814, and 333-88376 on Form S-3 and Nos. 33-17115, 33-37610, 33-42351, 333-72310, 33-72312, 33-63423, 333-03391, 333-40114, 333-57470, and 333-68620 on Form S-8 of Acxiom Corporation of our report dated May 16, 2003, with respect to the statements of net assets available for benefits of Acxiom Corporation Retirement Savings Plan as of December 31, 2002 and 2001, the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and the related supplemental schedules, which report appears in the December 31, 2002 annual report on Form 11-K of Acxiom Corporation Retirement Savings Plan.

KPMG LLP

Dallas, Texas
June 25, 2003